:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-28452

CUSIP NUMBER 92257T-CO-8

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 29, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Velocity Express Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Morningside Drive North, Bldg. B, Suite 300
Address of Principal Executive Office (Street and Number)

Westport, Connecticut 06880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velocity Express Corporation is filing this report for a 5-day extension for filing its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended March 29, 2008 as we are not able to file the Form 10-Q by the prescribed filing date without unreasonable effort and expense.

On or about April 30, 2008, we entered into an amendment and waiver of certain financial covenants with our senior secured lender through May 19, 2008. We are currently in negotiations for a further amendment of that facility and an amendment of our $78 million credit facility with our senior secured subordinated noteholders. While no assurances can be given, we believe that we will be able to reach a mutually agreeable accord with our noteholders and senior lender for an amendment or restructuring of their respective indebtedness. We hope to reach an accord with our lenders on or prior to May 19, 2008.

This notification contains certain forward-looking statements regarding Velocity Express within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

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(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward W. Stone	(203)	349-4199
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the three and nine months ended March 29, 2008 are expected to be comparable to the three and nine months ended March 31, 2007, other than the effects, if any, of any amendments to the Company’s credit facilities. Preliminary operating results are expected to be as follows:

	(Amounts in Thousands)
	Three Months Ended		Nine Months Ended
	March 29 2008	March 31, 2007	March 29 2008	March 21, 2007
Revenue	$82,159	$98,180	$261,567	$311,546
Cost of services	61,263	75,999	196,923	239,792
Depreciation	351	79	952	155

Gross Profit	20,545	22,102	63,692	71,599
Operating expenses:
Occupancy	4,975	4,423	14,036	13,431
Selling, general and administrative	17,578	19,803	54,140	63,650

	22,553	24,226	68,176	77,081
Transactions and integration costs	-	1,458	501	5,444
Restructuring charges and asset impairments	176	975	680	2,880
Depreciation and amortization	1,482	1,688	4,450	5,591

Total operating expenses	24,211	28,347	73,807	90,996

Loss from operations	(3,666)	(6,245)	(10,115)	(19,397)

Velocity Express Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Edward W. Stone
		Name:	Edward W. Stone
		Title:	Chief Financial Officer